Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statement (Nos. 333-73461 and 333-75859) on Form S-8 of our report dated June 23, 2014, relating to the statements of net assets available for benefits of Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental schedule as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K. It should be noted that we have not audited any financial statements of the Plan subsequent to December 31, 2013 or performed any audit procedures subsequent to the date of our report.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 23, 2014